Filed Pursuant to Rule 433

Registration No. 333-180488

Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity

•     If the Market Measure is flat or increases, but is below the Step Up Value, a return equal to the Step Up Payment

•     If the Market Measure increases up to or above the Step Up Value, [105% to 125%] participation in increases in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk

Step Up Value	116% of the Starting Value
Step Up Payment	$1.60 per unit, a 16% return over the principal amount
Threshold Value	95% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514017099/d660340dfwp.htm	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.